

SECU 05041976 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

REVISED

SEC FILE NUMBER
8-53649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAE Enterprises, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 - 36th St. #360
(No. and Street)

Mercer Island (City) WA. (State) 98040 (Zip Code)

JUL 07 2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Ellis 206-795-0395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUL 07 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown Inc., PC.
(Name – *if individual, state last, first, middle name*)

419 Occidental Ave So. #608 (Address) Seattle (City) WA. (State) 98104 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH. D.C. 198 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAE Enterprises, LTD, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH LYN ELL
COMMISSION EXPIRES
NOTARY
PUBLIC
10-9-07
STATE OF WASHINGTON

Signature

CEO

Title

Deborah Lyn Ell

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAE ENTERPRISES, LTD
RECONCILIATION OF AUDITED & UNAUDITED COMPUTATION of NET CAPITAL
March 31, 2005

No material differences existed per (SEC Rule 17a-5(d)(4).

BY CERTIFIED MAIL (70041350000077908821)
AND FACSIMILE

June 13, 2005


NASD

Mr. Don Elllis
DEA Enterprises, LTD
9725 S.E. 36th St. #300
Mercer Island, WA 98040

Dear Mr. Ellis,

This acknowledges receipt of your response to NASD's May 31, 2005 letter regarding deficiencies in your firm's Annual Audit Report for the period ended March 31, 2005.

Item number 2 in NASD's letter requested:

"A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA

or

If no material differences existed, a statement so stating (SEC Rule 17a-5(d)(4)".

The reconciliation provided in your response lists a difference of $250. The FOCUS report filed by your firm on April 18, 2005 for the period ended March 31, 2005, net capital is listed as $7,193. Your firm's Annual Audit Report lists net capital as $9,500. The reconciliation provided in your response lists net capital of $9,500 and "Differences" of $250.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is included for your convenience.

Please respond to this matter by **June 23, 2005** questions may be addressed to Reed Smith, Sr. Compliance Examiner at (206) 624-0790.

Sincerely,

Dianne DuSault
Supervisor of Examiners

District No. 3
601 Union Street, Suite 1616
Seattle, Washington
98101-2327

tel 206 624 0790
fax 206 623 2518
www.nasd.com

Enclosure: Form X-17A-5 Part III Facing Page

Cc: Thomas McGowan, Chief Examiner, Securities and Exchange Commission
Jack W. Brown, P. C.

JACK W. BROWN INC., P.C.
Accountants & Consultants 419 Occidental Ave. S., Suite 600 Seattle, Washington 98104 **(206) 343-0646** FAX (206) 682-3977

June 21, 2005

Mr. Reed Smith, Sr.
Compliance Examiner
NASD
601 Union Street, Suite 1616
Seattle, Washington 98101-2327

Dear Mr. Reed,

Reference the June 13, 2005 letter, enclosed, of Dianne DuSault, Supervisor of Examiners to DAE Enterprises, LTD:

The Focus report for DAE Enterprises, LTD of March 31, 2005 has been corrected and now agrees with the Annual Audit Report as of the same date. Page 11 of the Annual Audit Report has been changed and now reads : "No material differences existed per (SEC Rule 17a-5(d)(4). "

A new completed Form X-17A-5 Part III Facing Page has been sent to all SEC offices together with the revised March 31, 2005 Focus Report and revised page 11 of the Annual Audit Report.

Very truly yours,

